UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 001-12631

A.         Full title of the plan and address of the plan, if different from that of the issuer named below:

Consolidated Graphics, Inc. Employee 401(K) Savings Plan.

B.         Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Consolidated Graphics, Inc.,

5858 Westheimer, Suite 200,
Houston, Texas 77057.

CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(k) SAVINGS PLAN

* Other schedules required by Section 2520.103.10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.  Schedule H, Item 4j-Reportable Transactions for the year ended December 31, 2003 has been omitted because all investment transactions in the Plan were participant directed.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

Consolidated Graphics, Inc. Employee 401(K) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Consolidated Graphics, Inc. Employee 401(K) Savings Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years ended December 31, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of assets held for investment purposes and non-exempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Houston, Texas

June 11, 2004

CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(k) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2003 and 2002

	2003		2002
Assets:
Investments, at fair value:
Calvert Income Fund	$4,137,201		$3,768,471	*
Calvert New Vision Small Cap Fund	135,168		—
Davis New York Venture Fund	6,107,674	*	4,417,117	*
Davis Growth Opportunity Fund	4,444,616		2,474,726
Franklin Balance Sheet Investment Fund	4,204,916		3,031,731
Franklin Rising Dividend Fund	82,376		—
Franklin Small-Mid Cap Growth Fund	5,072,911	*	3,304,217
ING International Value Fund	3,955,200		2,280,939
MS Stable Value Fund	17,147,845	*	17,646,268	*
MS American Opportunities Fund	4,301,521		3,758,524	*
MS S&P 500 Index Fund	11,122,004	*	8,325,700	*
MS Strategist Fund	1,793,511		1,777,227
MS U.S. Government Securities Trust	3,656,214		4,115,493	*
Oppenheimer Global Fund	7,765,349	*	5,635,820	*
Van Kampen Emerging Growth Fund	7,268,525	*	5,384,974	*
Van Kampen Equity & Income Fund	363,526		—
Van Kampen Growth Fund	345,603		180,167
Van Kampen Growth & Income Fund	392,135		—
Consolidated Graphics, Inc. common stock	4,514,102	*	4,532,926	*

Participant notes receivable, at cost	2,439,661		2,449,279

Total investments	89,250,058		73,083,579

Participants’ contributions receivable	265,209		139,900

Total assets	89,515,267		73,223,479

Liabilities:
Excess contributions payable	238,534		161,595

Total liabilities	238,534		161,595

Net assets available for benefits	$89,276,733		$73,061,884

* Represents 5% or more of net assets available for benefits.

The accompanying notes are an integral
part of these financial statements.

CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the years ended December 31, 2003 and 2002

	2003	2002
Additions to net assets attributed to:
Dividend and interest income	$148,695	$160,592
Other income	8,677	3,672
Realized and unrealized gains (losses)	16,373,237	(9,239,624)
Contributions:
Employees	7,007,174	7,974,725
Rollovers from other plans	654,921	1,010,014
Plan mergers	—	6,816,141

Total additions	24,192,704	6,725,520

Deductions from net assets attributed to:
Benefits and withdrawals	7,918,151	7,540,035
Trustee fees	50,494	36,155
Other	9,210	6,884

Total deductions	7,977,855	7,583,074

Net increase (decrease) in net assets available for benefits	16,214,849	(857,554)

Net assets available for benefits, beginning of year	73,061,884	73,919,438

Net assets available for benefits, end of year	$89,276,733	$73,061,884

The accompanying notes are an integral
part of these financial statements.

CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.             Description of Plan

The following description of the Consolidated Graphics, Inc. (the “Company”) Employee 401(k) Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan was established effective January 1, 1997 as a defined contribution plan covering all full-time employees of the Company and its participating subsidiaries who have completed one month of service and are age nineteen or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Company executed nine asset transfer agreements in 2001 to merge the 401(k) plans of acquired printing businesses into the Plan.  Certain investments resulting from these Plan mergers were restricted and not transferred into the Plan until 2002.  The following plans were merged into the Plan as of the following dates:

Maryland Composition Company, Inc. 401(k) Profit Sharing Plan	January 4, 2001
Graphic Communications, Inc. Retirement Plan	January 23, 2001
Automated Graphic Systems, Inc. 401(k) Plan	February 1, 2001
Tursack Printing, Inc. 401(k) Profit Sharing Plan	March 1, 2001
Georges & Shapiro Lithograph, Inc. 401(k) Profit Sharing Plan	April 13, 2001
Apple Graphics, Inc. Profit Sharing Plan	April 27, 2001
Mercury Printing Employees’ Profit Sharing Plan	May 1, 2001
Lincoln Litho Profit-Sharing & 401(k) Plan	May 15, 2001
Austin Printing Company, Inc. 401(k) Plan	November 1, 2001

There were no Plan mergers during the year ended December 31, 2003.

State Street Bank and Trust serves as the Plan trustee/custodian.  ADP Retirement Services is the recordkeeper for the Plan.  Plan administrative expenses are paid by the Plan.

Contributions

Each year, participants may contribute from 1% to 50% of their pretax annual compensation not to exceed the limitation set forth in Section 402(g) ($12,000 in 2003) by the Internal Revenue Service (the “IRS”).  Participants may also rollover amounts representing distributions from other plans.  The Plan also provides for discretionary employer matching contributions not exceeding 6% of an employee’s annual compensation.  Additional amounts may also be contributed by the employer at the option of the Company’s board of directors.  During 2003 and 2002, the Company made no discretionary contributions to the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (i) Plan earnings and (ii) discretionary contributions made by the Company, if any, and charged with an allocation of administrative expenses.  Allocations are based on participants’ compensation or account balances, as described in the Plan.  Upon the occurrence of a distribution event, the benefit to which the participant is entitled is the benefit that can be provided from the participant’s vested interest in his or her account.

Vesting

Participants are immediately vested in their elective contributions, plus any earnings on such contributions and any qualified employer matching contributions.  The vesting of certain discretionary employer contributions plus any earnings thereon is based on years of continuous service accrued by the participant while in covered employment.  A participant vests at a rate of 20% per year until fully vested after five years of credited service.

Investment Options

Upon enrollment in the Plan, a participant may direct contributions in 1% increments into one or more of the investment options offered by the Custodian, as follows:

Calvert Income Fund

Seeks to maximize income through long-term investment in bonds and other income producing securities.

Calvert New Vision Small Cap Fund

Seeks long-term capital appreciation through investing primarily in equities of companies with market capitalizations of under $2 billion.

Davis New York Venture Fund

Seeks to provide long-term growth of capital by investing primarily in common stock of U.S. companies with market capitalizations of at least $5 billion.

Davis Growth Opportunity Fund

Seeks to provide long-term growth of capital by investing primarily in common stock of U.S. companies with small and medium market capitalizations of less than $20 billion.

Franklin Balance Sheet Investment Fund

Seeks total return by investing primarily in equities it determines to be undervalued, including common and preferred stocks, bonds, and commercial paper.

Franklin Rising Dividend Fund

Seeks capital appreciation by investing in companies that have paid consistently rising dividends.

Franklin Small-Mid Cap Growth Fund

Seeks long-term capital growth by investing primarily in equity securities of companies that have small and mid-market capitalization.

ING International Value Fund

Seeks long-term growth of capital by investing primarily in equity securities and equity equivalents of companies outside the United States.

MS Stable Value Fund

Seeks to preserve principal while earning current income by investing primarily in book value liquidity agreements from major financial institutions such as banks and insurance companies.

MS American Opportunities Fund

Seeks to provide long-term capital growth with an effort to reduce volatility by investing primarily in a diversified portfolio of common stocks.

MS S&P 500 Index Fund

Seeks to provide investment results which correspond to the total return of the Standard & Poor’s 500 Composite Stock Price Index.

MS Strategist Fund

Seeks to maximize the total return on its investments by investing in the major asset categories of equity securities, fixed-income securities and money market instruments.  However, this is no longer an investment option for participant contributions

MS U.S. Government Securities Trust

Seeks a high level of current income consistent with safety of principal by investing in U.S. Government securities.

Oppenheimer Global Fund

Seeks to provide capital appreciation by investing in common stocks of U.S. and foreign companies.

Van Kampen Emerging Growth Fund

Seeks to provide long-term capital appreciation by investing primarily in a portfolio of common stocks of emerging growth companies.

Van Kampen Equity and Income Fund

Seeks current income, with growth secondary, by investing primarily in income producing equities.

Van Kampen Growth Fund

Seeks capital growth by investing primarily in common stocks and other equity securities issued by growth companies.

Van Kampen Growth and Income Fund

Seeks income and long-term growth of capital by investing primarily in income-producing equities, including common stocks and convertible securities, although investments are also made in nonconvertible preferred stocks and debt securities.

Participants may change their investment options at any time.

The Plan also holds shares of Consolidated Graphics, Inc. common stock.  However, this is no longer an investment option for participant contributions.

Participant Notes Receivable

Participants may borrow from their fund accounts at a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance.  Loan terms range from 1 to 5 years or up to 30 years for the purchase of a primary residence.  The loans are secured by the vested balance in the participant’s account and bear interest at the current Wall Street prime rate, re-determined monthly, plus 1%, with the resulting interest rate fixed over the term of the loan.  Principal and interest payments are made by means of payroll withholdings according to the terms of the respective promissory note.

Payment of Benefits

Upon termination of employment due to death or retirement, a participant (or his or her designated beneficiary in the event of death) may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or to have the account balance distributed in annual installments.  For termination of employment due to other reasons, the vested interest in his or her account will be distributed as a lump-sum distribution.

Forfeited Accounts

All employer contributions credited to a participant’s account, but not vested, are forfeited by the participant upon distribution of the fully vested value of his or her account (or his or her designated beneficiary in the event of death). Forfeitures are generally used to pay Plan expenses or to reduce employer contributions.

2.             Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.  These principles may require management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities; accordingly, actual results could differ from any such estimates.

Risks and Uncertainties

The Plan provides for various investment options.  These investment options are exposed to market risk, which generally means the risk of loss in the value of certain investment securities due to changes in interest rates, security and commodity prices and general market conditions.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Concentration of Market Risk

Financial instruments which potentially subject the Plan to a concentration of market risk consist of investments in the Company’s common stock and shares of registered investment companies.

Investment Valuation

The Plan’s investments are stated at fair value.  Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end.  The Company’s common stock is valued at its quoted market price.  Participant notes receivable are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Reclassifications

Certain items in the 2002 financial statements have been reclassified to conform to the 2003 financial statement presentation.  Such reclassifications had no effect on net assets or the increase/decrease of net assets.

3.             Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in any previously non-vested account balances.

4.             Tax Status

The Plan is based on a standardized prototype plan.  The prototype plan received an opinion letter from the IRS dated May 3, 2002.  The Plan trustee and administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code (the “IRC”) of 1986, as amended, and accordingly, that the trust maintained in connection with the Plan is tax-exempt.

5.             Prohibited Transactions and Other

The Plan did not satisfy the nondiscrimination test under IRC Section 401(k)(3) for the 2003 and 2002 Plan years.  To comply with such nondiscrimination test, the Plan made required distributions of excess contributions of $238,534 and $161,595, including any income attributable thereto, to highly compensated employees by March 15, 2004 and 2003, respectively.

On six occasions during the 2002 Plan year, participant 401(k) contributions totaling $12,284 were not forwarded to the trustee of the Plan by the fifteenth business day of the month following the month in which such contributions were withheld from the pay of such participants.  In each case, such contributions were subsequently contributed during the 2002 Plan year to the trustee for the Plan together with earnings totaling $1,296 calculated from such fifteenth business day to the date such contributions were deposited in the trust.

During the 2001 and 2002 Plan years, the Company failed to forward participant 401(k) contributions in the amount of $891 and $277, respectively, to the trustee of the plan.  These contributions were contributed to the trustee for the Plan in 2003, together with earnings totaling $237, calculated from the fifteenth business day of the month following the month in which such contributions were withheld from the pay of such participants to the date such contributions were deposited in the trust.

CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(k) SAVINGS PLAN

SCHEDULE H, ITEM 4d - NON-EXEMPT TRANSACTIONS

for the year ended December 31, 2003

EIN:	76-0190827
PN:	010

Identity of Party Involved	Relationship to Plan	Description of the Issue	Amount	Net Gain or (Loss)

Consolidated Graphics, Inc.	Employer	Consolidated Graphics, Inc. was not in compliance with the Department of Labor’s (the “DOL”) regulation concerning the timely remittance of participant contributions to trusts containing assets of the Plan.	$277	*

Consolidated Graphics, Inc.	Employer	Consolidated Graphics, Inc. was not in compliance with the DOL’s regulation concerning the timely remittance of participant contributions to trusts containing assets of the Plan.	891	*

*          The Plan was credited with the amount of earnings that could have been earned on the investments had the remittances been made on a timely basis.

CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401 (k) SAVINGS PLAN

SCHEDULE H, ITEM 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2003

EIN:	76-0190827
PN:	010

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Value*

**	Consolidated Graphics, Inc.	Consolidated Graphics, Inc. common stock	$4,514,102	***
	Calvert	Calvert Income Fund	4,137,201
	Calvert	Calvert New Vision Small Cap Fund	135,168
	Davis	Davis New York Venture Fund	6,107,674	***
	Davis	Davis Growth Opportunity Fund	4,444,616
	Franklin	Franklin Balance Sheet Investment Fund	4,204,916
	Franklin	Franklin Rising Dividend Fund	82,376
	Franklin	Franklin Small-Mid Cap Growth Fund	5,072,911	***
	ING	ING International Value Fund	3,955,200
	Morgan Stanley	MS Stable Value Fund	17,147,845	***
	Morgan Stanley	MS American Opportunities Fund	4,301,521
	Morgan Stanley	MS S&P 500 Index Fund	11,122,004	***
	Morgan Stanley	MS Strategist Fund	1,793,511
	Morgan Stanley	MS U.S. Government Securities Trust	3,656,214
	Oppenheimer	Oppenheimer Global Fund	7,765,349	***
	Van Kampen	Van Kampen Emerging Growth Fund	7,268,525	***
	Van Kampen	Van Kampen Equity & Income Fund	363,526
	Van Kampen	Van Kampen Growth Fund	345,603
	Van Kampen	Van Kampen Growth & Income Fund	392,135
	Participant Loans	Loans bearing interest at rates ranging from 5.00% to 11.5% per year	2,439,661

			$89,250,058

*        Cost information is not presented because all investments are participant directed.

**     Represents party-in-interest transactions.

***   Represents investments comprising at least 5% of net assets available for benefits.

SIGNATURE

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEE (OR OTHER PERSONS WHO ADMINISTER THE PLAN) HAS DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

Consolidated Graphics, Inc.
Employee 401(k) Savings Plan

	By:	/s/ G. Christopher Colville
G. Christopher Colville
Member of the Consolidated Graphics, Inc.
Employee 401(k) Savings Plan
Retirement Committee

Date: June 25, 2004

EXHIBIT INDEX

23.1	Consent of Independent Accountants